Exhibit 97

DELUXE CORPORATION
INCENTIVE COMPENSATION RECOVERY POLICY

The Compensation and Talent Committee (the “Committee”) of the Board of Directors (the “Board”) of Deluxe Corporation (the “Company”) has adopted the following Incentive Compensation Recovery Policy (this “Policy”), which replaces and supersedes the previously adopted version of this Policy subject to Section 9 below, on August 15, 2023, effective as of October 2, 2023 (the “Effective Date”).
1.Purpose. The purpose of this Policy is to (i) provide for the recoupment of certain incentive compensation pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, in the manner required by Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated thereunder, and the Applicable Listing Standards (as defined below) (collectively, the “Dodd-Frank Rules”) and (ii) provide the Company with a supplemental recoupment right in the event of a Covered Executive’s Detrimental Conduct.
2.Administration. This Policy shall be administered by the Committee. Any determinations made by the Committee shall be final and binding on all affected individuals.
3.Definitions. For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.
(a)“Accounting Restatement” shall mean an accounting restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (i.e., a “Big R” restatement), or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement).
(b)“Applicable Exchange” shall mean the New York Stock Exchange.
(c)“Applicable Listing Standards” shall mean Section 303A.14 of the New York Stock Exchange Listed Company Manual.
(d)“Clawback Eligible Incentive Compensation” shall mean Incentive-Based Compensation Received by a Covered Executive (i) on or after the Effective Date, (ii) after beginning service as a Covered Executive, (iii) if such individual served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation (irrespective of whether such individual continued to serve as a Covered Executive upon or following the Restatement Trigger Date), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period. For the avoidance of doubt, Incentive-Based Compensation Received by a Covered Executive on or after the Effective Date could, by the terms of this Policy, include amounts approved, awarded, or granted prior to such date.
(e)“Clawback Period” shall mean the three completed fiscal years immediately preceding the date that the issuer is required to prepare an Accounting Restatement.

(f)“Company Group” shall mean the Company and its subsidiaries.
(g)“Covered Executive” shall mean any current or former “executive officer” of the Company as defined under the Dodd-Frank Rules and, for the avoidance of doubt, includes each individual identified as an executive officer of the Company in accordance with Item 401(b) of Regulation S-K under the Exchange Act.
(h)“Detrimental Conduct” shall mean any of the following in relation to the Covered Executive:
(i)the deliberate and continued failure to substantially perform the Covered Executive’s duties and responsibilities which failure has an adverse effect on the Company;
(ii)the knowing and willful violation of any law, government regulation, the Company Code of Conduct or Company policy;
(iii)the act of fraud or dishonesty resulting or intended to result in personal enrichment at the expense of the Company;
(iv)gross misconduct in performance of duties that results in economic harm to the Company.
(i)“Erroneously Awarded Compensation” shall mean, in the event of an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.
(j)“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall for purposes of this Policy be considered Financial Reporting Measures. For the avoidance of doubt, a measure need not be presented in the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission (the “SEC”) in order to be considered a Financial Reporting Measure.
(k)“Incentive-Based Compensation” shall mean any compensation from the Company Group that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
(l)“Received” shall mean the deemed receipt of Incentive-Based Compensation. Incentive-Based Compensation shall be deemed received for this purpose in the Company’s fiscal period during which the Financial Reporting Measure specified in the applicable Incentive-Based Compensation award is attained, even if payment or grant of the Incentive-Based Compensation occurs after the end of that period.
(m)“Restatement Trigger Date” shall mean the earlier to occur of (i) the date the Board, a committee of the Board, or the officer(s) of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

4.Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement. Upon the occurrence of a Restatement Trigger Date, the Company shall recoup Erroneously Awarded Compensation reasonably promptly, in the manner described below.
(a)Process. The Committee shall use the following process for recoupment:
(i)First, the Committee will determine the amount of any Erroneously Awarded Compensation for each Covered Executive in connection with such Accounting Restatement. For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received (in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the Applicable Exchange).
(ii)Second, the Committee will provide each affected Covered Executive with a written notice stating the amount of the Erroneously Awarded Compensation, a demand for recoupment, and the means of recoupment that the Company will accept.
(b)Means of Recoupment. The Committee shall have discretion to determine the appropriate means of recoupment of Erroneously Awarded Compensation, which may include without limitation: (i) recoupment of cash or shares of Company stock, (ii) forfeiture of unvested cash or equity awards (including those subject to service-based and/or performance-based vesting conditions), (iii) cancellation of outstanding vested cash or equity awards (including those for which service-based and/or performance-based vesting conditions have been satisfied), (iv) to the extent consistent with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), offset of other amounts owed to the Covered Executive or forfeiture of deferred compensation, (v) reduction of future compensation, and (vi) any other remedial or recovery action permitted by law. Notwithstanding the foregoing, the Company Group makes no guarantee as to the treatment of such amounts under Section 409A, and shall have no liability with respect thereto. For the avoidance of doubt, appropriate means of recoupment may include amounts approved, awarded, or granted prior to the Effective Date. Except as set forth in Section 4(d) below, in no event may the Company Group accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Covered Executive’s obligations hereunder.
(c)Failure to Repay. To the extent that a Covered Executive fails to repay all Erroneously Awarded Compensation to the Company Group when due (as determined in accordance with Section 4(a) above), the Company shall, or shall cause one or more other members of the Company Group to, take all actions reasonable and appropriate to recoup such Erroneously Awarded Compensation from the applicable Covered Executive. The applicable Covered Executive may, in the Committee’s discretion, be required to reimburse the Company Group for any and all expenses reasonably incurred (including legal fees) by the Company Group in recouping such Erroneously Awarded Compensation, and, in the event the Committee exercises such discretion, the applicable Covered Executives shall reimburse the Company Group for any and all expenses reasonably incurred, as described above.
(d)Exceptions. Notwithstanding anything herein to the contrary, the Company shall not be required to recoup Erroneously Awarded Compensation if one of the following conditions is met and the Committee determines that recoupment would be impracticable:

(i)The direct expense paid to a third party to assist in enforcing this Policy against a Covered Executive would exceed the amount to be recouped, after the Company has made a reasonable attempt to recoup the applicable Erroneously Awarded Compensation, documented such attempts, and provided such documentation to the Applicable Exchange;
(ii)Recoupment would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recoup any amount of Erroneously Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the Applicable Exchange, that recoupment would result in such a violation and a copy of the opinion is provided to the Applicable Exchange; or
(iii)Recoupment would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
(e)Reporting and Disclosure. The Company shall file all disclosures with respect to Section 4 of this Policy that are required by the Dodd-Frank Rules.
5.Recoupment of Incentive-Based Compensation in the Event of Detrimental Conduct. In the event the Committee makes a good faith determination that a Covered Executive has engaged in Detrimental Conduct, then the Company may be required to recoup from the Covered Executive all or a portion of the Incentive-Based Compensation earned, awarded or paid to the Covered Executive and any other equity, including, but not limited to, time-based awards, or cash-based incentive compensation earned by or awarded to the Covered Executive. The Committee will determine in its sole discretion, on a case by case basis, whether or not to recoup such amounts in the event of a Cover’s Executive’s Detrimental Conduct, and the appropriate means and timing of any recoupment including, without limitation, any means of recoupment described in Section 4(b). This Section 5 provides for a supplemental recoupment right that is not mandated by the Dodd-Frank rules, and accordingly, the requirements of the Dodd-Frank Rules (including without limitation, the disclosure requirements) shall not apply to this Section 5.
6.Indemnification Prohibition. No member of the Company Group shall be permitted to indemnify any current or former Covered Executive against (i) the loss of any compensation, award or benefit that is recouped pursuant to the terms of this Policy, or (ii) any claims relating to the Company Group’s enforcement of its rights under this Policy. The Company may not pay or reimburse any Covered Executive for the cost of third-party insurance purchased by a Covered Executive to fund potential recoupment obligations under this Policy.
7.Interpretation. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. The Committee intends that Section 4 and Section 6 of this Policy be interpreted consistent with the Dodd-Frank Rules.
8.Amendment; Termination. The Committee may amend or terminate this Policy from time to time in its discretion, including as and when it determines that it is legally required to do so by any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are listed.
9.Other Recoupment Rights. The Committee intends that this Policy be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award, cash incentive award, or any other agreement entered into be conditioned upon the Covered

Executive’s agreement to abide by the terms of this Policy. Notwithstanding the foregoing, this Policy only replaces and supersedes the Company’s previous Incentive Compensation Recovery Policy dated August 29, 2020, with respect to all Incentive-Based Compensation Received on or after the Effective Date. Such previous policy remains in effect for all compensation received prior to the Effective Date. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company Group, whether arising under applicable law, regulation or rule, pursuant to the terms of any other policy of the Company Group, pursuant to any employment agreement, equity award, cash incentive award, or other agreement applicable to a Covered Executive, or otherwise (the “Separate Clawback Rights”). Notwithstanding the foregoing, there shall be no duplication of recovery of the same compensation under this Policy and the Separate Clawback Rights, unless required by applicable law.
10.Successors. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.